As filed with the Securities and Exchange Commission on July 14, 1999
                                                   Registration No. 0-25753

        UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                    Washington, D. C. 20549

                        AMENDMENT NO. 1

                               to

                          FORM 10-SB/A


      GENERAL FORM FOR REGISTRANTS OF SECURITIES OF SMALL
                        BUSINESS ISSUERS

Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                    JAGUAR INVESTMENTS, INC.
         (Name of Small Business Issuer in its charter)


          NEVADA                             87-0449667
(State or other jurisdiction of         (I.R.S. Employer
incorporation or organization)          Identification No.)


     1037 East 3300 South #203, Salt Lake City, Utah 84106
      (Address of principal executive officers) (Zip Code)


Issuer's telephone number:    (801) 467-6715


Securities to be registered under Section 12(b) of the Act:

     Title of each class           Name of each exchange on which
     to be so registered           each class is to be registered

               N/A                           N/A


Securities to be registered under Section 12(g) of the Act:

            Common Stock, par value $.001 per share
                        (Title of Class)




                    JAGUAR INVESTMENTS, INC.

                           FORM 10-SB

                       TABLE OF CONTENTS
                                                                          PAGE
                                  PART I

ITEM 1.   Description of Business. . . . . . . . . . . . . . . . .           3

ITEM 2.   Management's Discussion and Analysis or
            Plan of Operation. . . . . . . . . . . . . . . . . . .          10

ITEM 3.   Description of Property. . . . . . . . . . . . . . . . .          14

ITEM 4.   Security Ownership of Certain Beneficial
            Owners and Management. . . . . . . . . . . . . . . . .          14

ITEM 5.   Directors, Executive Officers, Promoters
            and Control Persons. . . . . . . . . . . . . . . . . .          15

ITEM 6.   Executive Compensation . . . . . . . . . . . . . . . . .          19

ITEM 7.   Certain Relationships and Related Transactions . . . . .          19

ITEM 8.   Description of Securities. . . . . . . . . . . . . . . .          20

                                  PART II

ITEM 1.   Market Price of and Dividends on Registrant's
            Common Equity and Other Shareholder Matters. . . . . .          20

ITEM 2.   Legal Proceedings. . . . . . . . . . . . . . . . . . . .          23

ITEM 3.   Changes in and Disagreements with Accountants. . . . . .          23

ITEM 4.   Recent Sales of Unregistered Securities. . . . . . . . .          23

ITEM 5.   Indemnification of Directors and Officers. . . . . . . .          24

                                 PART F/S

Financial Statements . . . . . . . . . . . . . . . . . . . . . . .          25
                                 PART III

ITEM 1.   Index to Exhibits. . . . . . . . . . . . . . . . . . . .         S-1

ITEM 2.   Description of Exhibits. . . . . . . . . . . . . . . . .         S-1

Signatures . . . . . . . . . . . . . . . . . . . . . . . . . . . .         S-2


                                  PART I

ITEM  1.  Description of Business

Business Development

     Jaguar Investments, Inc. (the "Company") was organized on October 28, 1987, under the laws of the State of Nevada. Since its inception, the Company has not engaged in any material business operations. Presently, the Company is actively seeking potential operating businesses and business opportunities with the intent to acquire or merge with such businesses. The Company is considered a development stage company and, due to its status as a "shell" corporation, its principal purpose is to locate and consummate a merger or acquisition with a private entity. Because of the Company's current status having minimal assets and no operating history, in the event the Company does successfully acquire or merge with an operating business opportunity, it is likely that the Company's current shareholders will experience substantial dilution and there will be a probable change in control of the Company.

     The Company is voluntarily filling this registration statement on Form 10-SB in order to make information concerning itself more readily available to the public. Management believes that being a reporting company under the Securities Exchange Act of 1934, as amended ("Exchange Act"), could provide a prospective merger or acquisition candidate with additional information concerning the Company. Further, management believes that this could possibly make the Company more attractive to an operating business
opportunity as a potential merger or acquisition candidate.   As a
result of filing its registration statement, the Company is obligated to file with the Commission certain interim and periodic reports including an annual report containing audited financial
statements.     The Company anticipates that it will continue to
file such reports, notwithstanding the fact that, in the future, it may not otherwise be required to file such reports based on the criteria set forth under Section 12(g) of the Exchange Act.

     Any target acquisition or merger candidate of the Company will become subject to the same reporting requirements as the Company upon consummation of any merger or acquisition. Thus, in the event the Company successfully completes the acquisition of or merger with an operating business opportunity, that business opportunity must provide audited financial statements for at least the two most recent fiscal years or, in the event the business opportunity has been in business for less than two years, audited financial statements will be required from the period of inception. This could limit the Company's potential target business opportunities due to the fact that many private business opportunities either do not have audited financial statements or are unable to produce audited statements without undo time and expense.

     The Company's principal executive offices are located at 1037 East 3300 South #203, Salt Lake City, Utah 84106, and its telephone number is (801) 467-6715.

Business of Issuer

     The Company has no operating history and no representation is made, nor is any intended, that the Company will be able to carry on future business activities successfully. Further, there can be no assurance that the Company will have the ability to acquire or merge with an operating business, business opportunity or property that will be of material value to the Company.

     Management plans to investigate, research and, if justified, potentially acquire or merge with one or more businesses or business opportunities. The Company currently has no commitment or arrangement, written or oral, to participate in any business opportunity and management cannot predict the nature of any potential business opportunity it may ultimately consider.
Management will have broad discretion in its search for and negotiations with any potential business or business opportunity.

Sources of Business Opportunities

     Management of the Company intends to use various resources in the search for potential business opportunities including, but not limited to, the Company's officers and directors, consultants, special advisors, securities broker-dealers, venture capitalists, members of the financial community and others who may present management with unsolicited proposals. Because of the Company's lack of capital, it may not be able to retain on a fee basis professional firms specializing in business acquisitions and reorganizations. Rather, the Company will most likely have to rely on outside sources, not otherwise associated with the Company, that will accept their compensation only after the Company has finalized a successful acquisition or merger. To date, the Company has not engaged or entered into any discussion, agreement or understanding with a particular consultant regarding the Company's search for business opportunities. Presently, no final decision has been made nor is management in a position to identify any future prospective consultants for the Company.

     If the Company elects to engage an independent consultant, it will look only to consultants that have experience in working with small companies in search of an appropriate business opportunity. Also, the consultant must have experience in locating viable merger and/or acquisition candidates and have a proven track record of finalizing such business consolidations. Further, the Company would like to engage a consultant that will provide services for only nominal up-front consideration and is willing to be fully compensated only at the close of a business consolidation.

     The Company does not intend to limit its search to any specific kind of industry or business. The Company may investigate and ultimately acquire a venture that is in its preliminary or development stage, is already in operation, or in various stages of its corporate existence and development. Management cannot predict at this time the status or nature of any venture in which the Company may participate. A potential venture might need additional capital or merely desire to have its shares publicly traded. The most likely scenario for a possible business arrangement would involve the acquisition of or merger with an operating business that does not need additional capital, but which merely desires to establish a public trading market for its shares.
Management believes that the Company could provide a potential public vehicle for a private entity interested in becoming a publicly held corporation without the time and expense typically associated with an initial public offering.

Evaluation

     Once the Company has identified a particular entity as a potential acquisition or merger candidate, management will seek to determine whether acquisition or merger is warranted or whether further investigation is necessary. Such determination will generally be based on management's knowledge and experience, or with the assistance of outside advisors and consultants evaluating the preliminary information available to them. Management may elect to engage outside independent consultants to perform preliminary analysis of potential business opportunities. However, because of the Company's lack of capital it may not have the necessary funds for a complete and exhaustive investigation of any particular opportunity.

     In evaluating such potential business opportunities, the Company will consider, to the extent relevant to the specific opportunity, several factors including potential benefits to the Company and its shareholders; working capital, financial requirements and availability of additional financing; history of operation, if any; nature of present and expected competition; quality and experience of management; need for further research, development or exploration; potential for growth and expansion; potential for profits; and other factors deemed relevant to the specific opportunity.




     Because the Company has not located or identified any specific business opportunity as of the date hereof, there are certain unidentified risks that cannot be adequately expressed prior to the identification of a specific business opportunity. There can be no assurance following consummation of any acquisition or merger that the business venture will develop into a going concern or, if the business is already operating, that it will continue to operate successfully. Many of the potential business opportunities available to the Company may involve new and untested products, processes or market strategies which may not ultimately prove successful.

Form of Potential Acquisition or Merger

     Presently, the Company cannot predict the manner in which it might participate in a prospective business opportunity. Each separate potential opportunity will be reviewed and, upon the basis of that review, a suitable legal structure or method of participation will be chosen. The particular manner in which the Company participates in a specific business opportunity will depend upon the nature of that opportunity, the respective needs and desires of the Company and management of the opportunity, and the relative negotiating strength of the parties involved.
Actual participation in a business venture may take the form of an asset purchase, lease, joint venture, license, partnership, stock purchase, reorganization, merger or consolidation. The Company may act directly or indirectly through an interest in a partnership, corporation, or other form of organization, however, the Company does not intend to participate in opportunities through the purchase of minority stock positions.

     Because of the Company's current situation, having minimal assets and no operating history, in the event the Company does successfully acquire or merge with an operating business opportunity, it is likely that the Company's present shareholders will experience substantial dilution and there will be a probable change in control of the Company. Most likely, the owners of the business opportunity which the Company acquires or mergers with will acquire control of the Company following such transaction. Management has not established any guidelines as to the amount of control it will offer to prospective business opportunities, rather management will attempt to negotiate the best possible agreement for the benefit of the Company's shareholders.

     Management does not presently intend to borrow funds to compensate any persons, consultants, promoters or affiliates in relation to the consummation of a potential merger or acquisition. However, if the Company engages outside advisors or consultants in its search for business opportunities, it may be necessary for the Company to attempt to raise additional funds. As of the date hereof, the Company has not made any arrangements or definitive agreements to use outside advisors or consultants or to raise any capital. In the event the Company does need to raise capital, most likely the only method available to the Company would be the private sale of its securities. These possible private sales would most likely have to be to persons known by the directors of the Company or to venture capitalists that would be willing to accept the risks associated with investing in a company with no current operation. Because of the nature of the Company as a development stage company, it is unlikely that it could make a public sale of securities or be able to borrow any significant sum from either a commercial or private lender. Management will attempt to acquire funds on the best available terms for the Company. However, there can be no assurance that the Company will be able to obtain additional funding when and if needed, or that such funding, if available, can be obtained on terms reasonable or acceptable to the Company. The Company does not anticipate using Regulation S under the Securities Act of 1933, as amended (the "Act"), to raise any funds prior to consummation of a merger or acquisition. Although not presently anticipated, there is a remote possibility that the Company could sell securities to its management or affiliates.

     In the case of a future acquisition or merger, there exists a possibility that a condition of such transaction might include the sale of shares presently held by officers and/or directors of the Company to parties affiliated with or designated by the potential business opportunity. Presently, management has no plans to seek or actively negotiate such terms. However, if this situation does arise, management is obligated to follow the Company's Articles of Incorporation and all applicable corporate laws in negotiating such an arrangement. Under this scenario of a possible sale by officers and directors, it is unlikely that similar terms and conditions would be offered to all other shareholders of the Company or that the shareholders would be given the opportunity to approve such a transaction.

     In the event of a successful acquisition or merger, a finder's fee, in the form of cash or securities, may be paid to persons instrumental in facilitating the transaction. The Company has not established any criteria or limits for the determination of a finder's fee, although it is likely that an appropriate fee will be based upon negotiations by the Company and the appropriate business opportunity and the finder. Management cannot at this time make an estimate as to the type or amount of a potential finder's fee that might be paid. It is unlikely that a finder's fee will be paid to an affiliate of the Company because of the potential conflict of interest that might result. If such a fee was paid to an affiliate, it would have to be in such a manner so as not to compromise an affiliate's possible fiduciary duty to the Company or to violate the doctrine of corporate opportunity. Further, in the unlikely event a finder's fee was to be paid to an affiliate, the Company would have such an arrangement ratified by the shareholders in an appropriate manner.

     Presently, it is highly unlikely that the Company will acquire or merge with a business opportunity in which the Company's management, affiliates or promoters have an ownership interest.
Any possible related party transaction of this type would have to be ratified by a disinterested Board of Directors and by the shareholders. Management does not anticipate that the Company will acquire or merge with any related entity. Further, as of the date hereof, none of the Company's officers, directors, or affiliates or associates have had any preliminary contact or discussions with any specific business opportunity, nor are there any present plans, proposals, arrangements or understandings regarding the possibility of an acquisition or merger with any specific business opportunity.

Rights of Shareholders

     It is presently anticipated by management that prior to consummating a possible acquisition or merger, the Company, if required by relevant state laws and regulations, will seek to have the transaction ratified by shareholders in the appropriate manner. However, under Nevada law, certain actions that would routinely be taken at a meeting of shareholders, may be taken by written consent of shareholders having not less than the minimum number of votes that would be necessary to authorize or take the action at a meeting of shareholders. Thus, if shareholders holding a majority of the Company's outstanding shares decide by written consent to consummate an acquisition or a merger, minority shareholders would not be given the opportunity to vote on the issue. The Board of Directors will have the discretion to consummate an acquisition or merger by written consent if it is determined to be in the best interest of the Company to do so. Regardless of whether an action to acquire or merge is ratified by written consent or by holding a shareholders' meeting, the Company will provide to its shareholders complete disclosure documentation concerning a potential target business opportunity including the appropriate audited financial statements of the target. This information will be disseminated by proxy statement in the event a shareholders' meeting is held, or by an information statement pursuant to Regulation 14C of the
Exchange Act      if the action is taken by written consent.

     Under the corporation laws of the State of Nevada, shareholders of the Company may be entitled to assert dissenters' rights if the Company acquires or merges with a business opportunity. Shareholders will be entitled to dissent from and obtain payment of the fair value of their shares in the event of consummation of a plan of merger to which the Company is a party, if approval by the shareholders is required under applicable Nevada law. Also, shareholders will be entitled to dissenters' rights if the Company enters into a share exchange if the Company's shares are to be acquired. A shareholder who is entitled to assert dissenter's rights and obtain of the fair value for their shares, may not challenge the corporate action creating this entitlement, unless the action is unlawful or fraudulent with respect to the shareholder or the Company. A dissenting shareholder shall refrain from voting their shares in approval of the corporate action. If the proposed action is approved by the required vote of shareholders, the Company must give notice to all shareholders who delivered to the Company their written notice of dissent.

Competition

     Because the Company has not identified any potential acquisition or merger candidate, it is unable to evaluate the type and extent of its likely competition. The Company is aware that there are several other public companies with only nominal assets that are also searching for operating businesses and other business opportunities as potential acquisition or merger candidates. The Company will be in direct competition with these other public companies in its search for business opportunities and, due to the Company's lack of funds, it may be difficult to successfully compete with these other companies.

Employees

     As of the date hereof, the Company does not have any employees and has no plans for retaining employees until such time as the Company's business warrants the expense, or until the Company successfully acquires or merges with an operating business. The Company may find it necessary to periodically hire part-time clerical help on an as-needed basis.

Facilities

     The Company is currently using as its principal place of business the personal offices of its President located in Salt Lake City, Utah. Although the Company has no written agreement and pays no rent for the use of this facility, it is contemplated that at such future time as the Company acquires or merges with an operating business, the Company will secure commercial office space from which it will conduct its business. However, until such time as the Company completes an acquisition or merger, the type of business in which the Company will be engaged and the type of office and other facilities that will be required is unknown. The Company has no current plans to secure such commercial office space.




Industry Segments

     No information is presented regarding industry segments. The Company is presently a development stage company seeking a potential acquisition of or merger with a yet to be identified business opportunity. Reference is made to the statements of income included herein in response to Part F/S of this Form 10-SB for a report of the Company's operating history for the past two fiscal years.

ITEM 2.   Management's Discussion and Analysis or Plan of Operation

     The following information should be read in conjunction with
the         financial statements and notes thereto appearing
elsewhere in the  Form 10-SB.

     The Company is considered a development stage company with minimal assets or capital and with no significant operations or income since its inception. The costs and expenses associated with the preparation and filing of this registration statement have been paid for by an advance from a shareholder of the Company. It is anticipated that the Company will require only nominal capital to maintain the corporate viability of the Company and necessary funds will most likely be provided by the Company's officers and directors in the immediate future. However, unless the Company is able to facilitate an acquisition of or merger with an operating business or is able to obtain significant outside financing, there is substantial doubt about its ability to continue as a going concern.

     In the opinion of management, inflation has not and will not have a material effect on the operations of the Company until such time as the Company successfully completes an acquisition or merger. At that time, management will evaluate the possible effects of inflation on the Company related to it business and operations following a successful acquisition or merger.

Plan of Operation

    During the next 12 months, the Company will actively seek out and investigate possible business opportunities with the intent to acquire or merge with one or more business ventures. In its search for business opportunities, management will follow the procedures outlined in Item 1 above. Because the Company lacks funds, it may be necessary for the officers and directors to either advance funds to the Company or to accrue expenses until such time as a successful business consolidation can be made. Management intends to hold expenses to a minimum and to obtain services on a contingency basis when possible. Further, the Company's directors will defer any compensation until such time as an acquisition or merger can be accomplished and will strive to have the business opportunity provide their remuneration. However, if the Company engages outside advisors or consultants in its search for business opportunities, it may be necessary for the Company to attempt to raise additional funds. As of the date hereof, the Company has not made any arrangements or definitive agreements to use outside advisors or consultants or to raise any capital. In the event the Company does need to raise capital, most likely the only method available to the Company would be the private sale of its securities. Because of the nature of the Company as a development stage company, it is unlikely that it could make a public sale of securities or be able to borrow any significant sum from either a commercial or private lender. There can be no assurance that the Company will be able to obtain additional funding when and if needed, or that such funding, if available, can be obtained on terms acceptable to the Company.

    The Company does not intend to use any employees, with the possible exception of part-time clerical assistance on an as-needed basis. Outside advisors or consultants will be used only if they can be obtained for minimal cost or on a deferred payment basis. Management is confident that it will be able to operate in this manner and to continue its search for business opportunities during the next twelve months.

Net Operating Loss

    The Company has accumulated approximately $1,630 of net operating loss carryforwards as of December 31, 1998, which may be offset against taxable income and income taxes in future years. The use of these losses to reduce future income taxes will depend on the generation of sufficient taxable income prior to the expiration of the net operating loss carryforwards. The carry-forwards begin expiring in the year 2004. In the event of certain changes in control of the Company, there will be an annual limitation on the amount of net operating loss carryforwards which can be used. No tax benefit has been reported in the financial statements for the year ended December 31, 1998 because there is a 50% or greater chance that the carryforward will not be used. Accordingly, the potential tax benefit of the loss carryforward is offset by a valuation allowance of the same amount.

Recent Accounting Pronouncements

    The Financial Accounting Standards Board ("FASB")has issued Statement of Financial Accounting Standard ("SFAS") No. 128, "Earnings Per Share" and Statement of Financial Accounting Standards No. 129 "Disclosures of Information About an Entity's Capital Structure." SFAS No. 128 provides a different method of calculating earnings per share than is currently used in accordance with Accounting Principles Board Opinion No. 15, "Earnings Per Share." SFAS No. 128 provides for the calculation of "Basic" and "Dilutive" earnings per share. Basic earnings per share includes no dilution and is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution of securities that could share in the earnings of an entity, similar to fully diluted earnings per share. SFAS No. 129 establishes standards for disclosing information about an entity's capital structure. SFAS No. 128 and SFAS No. 129 are effective for financial statements issued for periods ending after December 15, 1997. Their implementation is not expected to have a material effect on the financial statements.

    The FASB has also issued SFAS No. 130, "Reporting
Comprehensive Income" and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 130 establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, SFAS No. 130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that displays with the same prominence as other financial statements. SFAS No. 131 supersedes SFAS No. 14 "Financial Reporting for Segments of a Business Enterprise." SFAS No. 131 establishes standards on the way that public companies report financial information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial statements issued to the public. It also establishes standards for disclosure regarding products and services, geographic areas and major customers. SFAS No. 131 defines operating segments as components of a company about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

    SFAS 130 and 131 are effective for financial statements for periods beginning after December 15, 1997 and requires comparative information for earlier years to be restated. Management believes the adoption of this statement will have no material impact on the Company's financial statements.

    The FASB has also issued SFAS No 132. "Employers' Disclosures about Pensions and other Postretirement Benefits," which standardizes the disclosure requirements for pensions and other Postretirement benefits and requires additional information on changes in the benefit obligations and fair values of plan assets that will facilitate financial analysis. SFAS No. 132 is effective for years beginning after December 15, 1997 and requires comparative information for earlier years to be restated, unless such information is not readily available. Management believes the adoption of this statement will have no material impact on the Company's financial statements.

    In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" which requires companies to record derivatives as assets or liabilities, measured at fair market value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. The key criterion for hedge accounting is that the hedging relationship must be highly effective in achieving offsetting changes in fair value or cash flows. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. Management believes the adoption of this statement will have no material impact on the Company's financial statements.

Inflation

    In the opinion of management, inflation has not had a material effect on the operations of the Company.

Year 2000

    Year 2000 issues may arise if computer programs have been written using two digits (rather than four) to define the applicable year. In such case, programs that have time-sensitive logic may recognize a date using "00" as the year 1900 rather than the year 2000, which could result in miscalculations or system failures.

    Because the Company currently does not have any operations except for its search for viable business opportunities, it does not own or use any computer equipment. The Company does not anticipate doing a full assessment of the potential Year 2000 issue until it has made an acquisition of or merged with an operating entity. The Company does not believe that the cost of addressing the issue will have a material adverse impact on its financial position. Further, the Company believes that no third parties with whom it may have a material relationships will be materially affected by the Year 2000 issues.

Risk Factors and Cautionary Statements

    This Registration Statement contains certain forward-looking statements. The Company wishes to advise readers that actual results may differ substantially from such forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those expressed in or implied by the statements, including, but not limited to, the following: the ability of the Company search for appropriate business opportunities and subsequently acquire or merge with such entity, to meet its cash and working capital needs, the ability of the Company to maintain its existence as a viable entity, and other risks detailed in the Company's periodic report filings with the Securities and Exchange Commission.

ITEM 3.  Description of Property

    The information required by this Item 3, Description of Property, is set forth in Item 1, Description of Business, of this Form 10-SB/A.

ITEM 4.  Security Ownership of Certain Beneficial Owners and
         Management

    The following table sets forth information, to the best of the
Company's knowledge, as of     June 30,     1999, with respect to
each person known by the Company to own beneficially more than 5% of the outstanding Common Stock, each director and all directors and officers as a group.

Name and Address                   Amount and Nature of          Percent
of Beneficial Owner                Beneficial Ownership         of Class(1)
James R. Glavas*                           100,000                 7.2%
  4455 South 700 East #107
  Salt Lake City, UT 84107
Bruce Ross*                                    500                 .04%
  4909 South Eastlake Drive
  Murray, UT 84107
Martin L. Smart*                           100,000                 7.2%
  4075 West 4805 South
  Salt Lake City, UT 84118
Arthur L. Bixby                            100,000                 7.2%
  1207 Lost Creek Apt.
  Murray, UT 84107
Bud Blatnick                               100,000                 7.2%
  9 East Washington Street
  Murray, UT 84107
Kay Carter                                  80,000                 5.8%
  535 South 200 East
  Salt Lake City, UT 84105
Dean Danielsen                             100,000                 7.2%
  794 Mount Tuscarora
  Salt Lake City, UT 84123
James E. Glavas                            100,000                 7.2%
  6640 South 2475 East
  Salt Lake City, UT 84121
Lorrie R. Jackson                           80,000                 5.8%
  766 Little Matterhorn
  Murray, UT 84107
William J. Johnson                          70,000                 5.0%
  7585 South 700 East
  Midvale, UT 84047
Thomas L. Leith                             80,000                 5.8%
  2002 Douglas Street
 Salt Lake City, UT 84105
Cherie Timothy                             100,000                 7.2%
  2111 East 6805 South
  Salt Lake City, UT 84121
George S. Whiting                          100,000                 7.2%
  3611 South 805 East #76
  Salt Lake City, UT 84115
Dalvin J. Wood                              70,000                 5.0%
  1014 Well Spring Drive
  Midvale, UT 84047
All directors and officers                 200,500                14.4%
  a group (3 persons)

      *   Director and/or executive officer
          Note:     Unless otherwise indicated in the footnotes below, the
          Company has been advised that each person above has sole voting power over the shares indicated above.

     (1)  Based upon 1,390,000 shares of common stock outstanding
          on     June 30,     1999.

ITEM 5.   Directors, Executive Officers, Promoters and Control
          Persons

Executive Officers and Directors

     The executive officers and directors of the Company are as follows:

           Name              Age            Position
     James R. Glavas          72        President, Chief Executive
                                        Officer and Director
     Bruce Ross               66        Vice President and Director
     Martin L. Smart          40        Secretary / Treasurer and
                                        Director
___________________________

    All directors hold office until the next annual meeting of stockholders and until their successors have been duly elected and qualified. There are no agreements with respect to the election of directors. The Company has not compensated its directors for service on the Board of Directors or any committee thereof, but directors are entitled to be reimbursed for expenses incurred for attendance at meetings of the Board of Directors and any committee of the Board of Directors. However, due to the Company's lack of funds, the directors will defer their expenses and any compensation until such time as the Company can consummate a successful acquisition or merger. As of the date hereof, no director has accrued any expenses or compensation. Officers are appointed annually by the Board of Directors and each executive officer serves at the discretion of the Board of Directors. The Company does not have any standing committees.

    Presently, none of the Company's directors are directors of any other "shell" or "blank check" companies or other corporations that are actively pursuing acquisitions or mergers. The following is a summary of the past involvement by management in other shell or blank check companies for the past three years.

    From 1991 to March 1, 1999, James R. Glavas, the Company's President and a director, was the President and a director of Shur
De Cor, Inc., a shell or blank check company,    incorporated in
Nevada on August 12, 1987.      Mr. Glavas also was the President
and a director of Asphalt Associates, Inc. from 1987 to 1998,
incorporated in Nevada on May 18, 1987;     the President and a
director of Erawest, Inc. from 1987 to 1996,    incorporated in
Nevada as Wolverine Associates on August 14, 1987; the President and a director of Venturecap, Inc. from 1987 to 1995, incorporated
in Nevada on May 14, 1987;     and President and a director of
Macaw One, Inc. from 1987 to 1996,    incorporated in Nevada as
Alydar Investments, Inc. on September 1, 1987. Each of these companies may be deemed to have been a shell or blank check company at these times.



    From 1995 to March 1, 1999, Martin L. Smart, the Company's Secretary/Treasurer and a director, was Secretary and a director of Shur De Cor, Inc. Also, from 1996 to 1998, he was Secretary and a director of Asphalt Associates, Inc., and from 1994 to 1996, he was Secretary and a director of Erawest, Inc. From 1996 to 1997,
Mr. Smart was President and a director of Oak Hill, Inc., a Nevada shell or blank check company incorporated as Jackal, Inc. on December 1, 1987

    On March 1, 1999, Shur De Cor, Inc. merged with Interactive Marketing Technology, Inc., a direct response marketing company.
At the time of the merger, the private entity had only nominal assets. Its shares are traded on the OTC Bulletin Board as Interactive Marketing Technology, Inc. (trading symbol "IAMK"), closing at $3.00 on July 12, 1999. In 1998, Asphalt Associates, Inc. merged with Pacific Web Works, Inc., engaged in the business of engineering software technology for the Internet. At the time of the merger, the private entity had assets of approximately $29,000. Its shares are traded on the OTC Bulletin Board as Pacific Web Works, Inc. (trading symbol ("PWEBE"), closing on July
12, 1999 at $5.50.   In 1996, Erawest, Inc. entered into a Stock-
for-Stock Acquisition Agreement with Universal Dynamics Pty Ltd., a privately held Australian company and provider of telecommunication services. At the time of the acquisition, the private entity had assets of approximately $100,000. Its shares are traded on the OTC Bulletin Board as Erawest, Inc. (trading symbol "ERAW"), closing on July 12, 1999 at $.625. In 1996, Macaw One, Inc. merged with Communique Wireless, Inc., an information technology services company specializing in providing software re-engineering. The company subsequently changed its name to Formal Systems America, Inc. At the time of the merger, the private entity had assets of approximately $42,000. Its shares are traded on the OTC Bulletin Board as Formal Systems America, Inc. (trading symbol "FSAI"), closing on July 12, 1999 at $.72. In 1997, Oak Hill, Inc. merged with Thermoview Industries, Inc., a designer, manufacturer, marketer, installer and service provider of custom vinyl new and replacement windows and other home improvement products. At the time of the merger, the private entity had assets of approximately $890,000. Its shares are traded on the OTC Bulletin Board as Thermoview Industries, Inc. (trading symbol "TVII"), closing on July 12, 1999 at $4.00.

    In each of the aforementioned acquisitions and mergers, restricted securities were issued, none of which were subject to a registration statement. Both Mr. Glavas and Mr. Smart have resigned as a director and executive officer from each of the aforementioned companies, and did not have any affiliation with the successor company after the business combination. Neither individual received consideration from the shell or blank check issuer in connection with any of the acquisitions or mergers.

    No director, officer, affiliate or promoter of the Company has, within the past five years, filed any bankruptcy petition, been convicted in or been the subject of any pending criminal proceedings, or is any such person the subject or any order, judgment, or decree involving the violation of any state or federal securities laws.

    All of the Company's present directors have other full-time employment and will routinely devote only such time to the Company necessary to maintain its viability. It is estimated that each director will devote less than ten hours per month to the Company's activities. The directors will, when the situation requires, review potential business opportunities or actively participate in negotiations for a potential merger or acquisition on an as-needed-basis.

    Currently, there is no arrangement, agreement or understanding between the Company's management and non-management shareholders under which non-management shareholders may directly or indirectly participate in or influence the management of the Company's affairs. Present management openly accepts and appreciates any input or suggestions from the Company's shareholders. However, the Board of Directors is elected by the shareholders and the shareholders have the ultimate say in who represents them on the Board of Directors. There are no agreements or understandings for any officer or director of the Company to resign at the request of another person and none of the current offers or directors of the Company are acting on behalf of, or will act at the direction of any other person.

    In connection with the preparation and filing of this registration statement, one of the Company's shareholders and executive officers, James R. Glavas, has advanced funds to the Company to pay for certain legal and professional fees related to the registration statement. Although, as of the date hereof there is no agreement or arrangement for Mr. Glavas to provide additional funds, the Company is not precluded from approaching Mr. Glavas or any other shareholder and requesting additional financial assistance. Because such additional funding is only speculative at this time, the Company has not developed any criteria or plans related to this funding.

    The business experience of each of the persons listed above during the past five years is as follows:

    James R. Glavas, age 72, attended the University of Utah for four years majoring in Business Management, but did not receive a degree. From 1962 to the present, Mr. Glavas has been a real estate broker. Also, for the past several years, he has been a private investor and has been involved in the formation of several public companies.

    Bruce Ross, age 40, is presently the sole owner of Ross
Appraisal, Inc. and has been an independent fee appraisor since
1993. Mr. Ross graduated from the University of Utah in 1996 with a Bachelor of Science Degree n Labor Relations and Public
Administration.

    Martin L. Smart, age 66, has been a professional engineer since 1962 when he received his certification as a Registered Fallout Shelter analyst and United States Department of Defense Professional Engineer. He attended the University of Utah and Colorado University. From 1962 to 1964, Mr. Smart worked as Chief Engineer of American Steel Company. In 1964, he moved to Seattle, Washington and worked as a Design Engineer at Boeing Aircraft Company. In 1970, he opened his own business in Salt Lake City, Structural Engineering Services, Inc. In 1992, he retired and since has been active in real estate sales and development. For the past 10 years, Mr. Smart has been Chairman of Veteran affairs for the Utah Elks Association.




ITEM 6.  Executive Compensation

    The Company has not had a bonus, profit sharing, or deferred compensation plan for the benefit of its employees, officers or directors. The Company has not paid any salaries or other compensation to its officers, directors or employees for the years ended December 31, 1998 and 1997. Further, the Company has not entered into an employment agreement with any of its officers, directors or any other persons and no such agreements are anticipated in the immediate future. It is intended that the Company's directors will defer any compensation until such time as an acquisition or merger can be accomplished and will strive to have the business opportunity provide their remuneration. As of the date hereof, no person has accrued any compensation.

ITEM 7.  Certain Relationships and Related Transactions

    During the past two fiscal years, there have been no transactions between the Company and any officer, director, nominee for election as director, or any shareholder owning greater than five percent (5%) of the Company's outstanding shares, nor any member of the above referenced individuals' immediate family

    The Company's officers and directors are subject to the doctrine of corporate opportunities only insofar as it applies to business opportunities in which the Company has indicated an interest, either through its proposed business plan or by way of an express statement of interest contained in the Company's minutes. If directors are presented with business opportunities that may conflict with business interests identified by the Company, such opportunities must be promptly disclosed to the Board of Directors and made available to the Company. In the event the Board shall reject an opportunity so presented and only in that event, any of the Company's officers and directors may avail themselves of such an opportunity. Every effort will be made to resolve any conflicts that may arise in favor of the Company. There can be no assurance, however, that these efforts will be successful.

    In the event of a successful acquisition or merger, a finder's fee, in the form of cash or securities, may be paid to persons instrumental in facilitating the transaction. The Company has not established any criteria or limits for the determination of a finder's fee, although it is likely that an appropriate fee will be based upon negotiations by the Company and the appropriate business opportunity and the finder. Such fees are estimated to be customarily between 1% and 5% of the size of the transaction, based upon a sliding scale of the amount involved. Management cannot at this time make an estimate as to the type or amount of a potential finder's fee that might be paid, but is expected to be comparable to consideration normally paid in like transactions. It is unlikely that a finder's fee will be paid to an affiliate of the Company because of the potential conflict of interest that might result. Any such fee would have to be approved by the shareholders or a disinterested Board of Directors. See Item 2 "Description of Business - Form of Potential Acquisition or Merger" above.

ITEM 8.  Description of Securities

Common Stock

    The Company is authorized to issue 20,000,000 shares of Common Stock, par value $.001 per share, of which 1,390,000 shares are issued and outstanding as of the date hereof. All shares of Common Stock have equal rights and privileges with respect to voting, liquidation and dividend rights. Each share of Common Stock entitles the holder thereof to (i) one non-cumulative vote for each share held of record on all matters submitted to a vote of the stockholders; (ii) to participate equally and to receive any and all such dividends as may be declared by the Board of Directors out of funds legally available therefor; and (iii) to participate pro rata in any distribution of assets available for distribution upon liquidation of the Company. Stockholders of the Company have no preemptive rights to acquire additional shares of Common Stock or any other securities. The Common Stock is not subject to redemption and carries no subscription or conversion rights. All outstanding shares of Common Stock are fully paid and non-assessable.

                             PART II

ITEM 1.  Market Price of And Dividends on the Registrant's Common
         Equity and Other Shareholder Matters

    No shares of the Company's common stock have previously been registered with the Securities and Exchange Commission (the "Commission") or any state securities agency or authority. The Company intends to make an application to the NASD for the Company's shares to be quoted on the OTC Bulletin Board.
The Company's application to the NASD will consist of current corporate information, financial statements and other documents as required by Rule 15c2-11 of the Securities Exchange Act of 1934, as amended. Inclusion on the OTC Bulletin Board permits price quotations for the Company's shares to be published by such service. The Company is not aware of any established trading market for its common stock nor is there any record of any reported trades in the public market in recent years. Although the Company intends to submit its application to the OTC Bulletin Board contemporaneously with the filing of this registration statement, the Company does not anticipate its shares to be traded in the public market until such time as a merger or acquisition can be consummated. Also, secondary trading of the Company's shares may be subject to certain state imposed restrictions regarding shares of shell companies. Except for the application to the OTC Bulletin Board, there are no plans, proposals, arrangements or understandings with any person concerning the development of a trading market in any of the Company's securities. The Company's common stock has not traded in a public market.

    The ability of an individual shareholder to trade their shares in a particular state may be subject to various rules and regulations of that state. A number of states require that an issuer's securities be registered in their state or appropriately exempted from registration before the securities are permitted to trade in that state. Presently, the Company has no plans to register its securities in any particular state. Further, most likely the Company's shares will be subject to the provisions of
Section 15(g) and Rule 15g-9 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), commonly referred to as the "penny stock" rule. Section 15(g) sets forth certain requirements for transactions in penny stocks and Rule 15g-9(d)(1) incorporates the definition of penny stock as that used in Rule 3a51-1 of the Exchange Act.

    The Commission generally defines penny stock to be any equity security that has a market price less than $5.00 per share, subject to certain exceptions. Rule 3a51-1 provides that any equity security is considered to be a penny stock unless that security is: registered and traded on a national securities exchange meeting specified criteria set by the Commission; authorized for quotation on The NASDAQ Stock Market; issued by a registered investment company; excluded from the definition on the basis of price (at least $5.00 per share) or the issuer's net tangible assets; or exempted from the definition by the Commission. If the Company's shares are deemed to be a penny stock, trading in the shares will be subject to additional sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and accredited investors, generally persons with assets in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 together with their spouse.

    For transactions covered by these rules, broker-dealers must make a special suitability determination for the purchase of such securities and must have received the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the first transaction, of a risk disclosure document relating to the penny stock market. A broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, and current quotations for the securities. Finally, monthly statements must be sent disclosing recent price information for the penny stocks held in the account and information on the limited market in penny stocks. Consequently, these rules may restrict the ability of broker-dealers to trade and/or maintain a market in the Company's common stock and may affect the ability of shareholders to sell their shares.

    As of     June 30,     1999 there were 37 holders of record of
the Company's common stock, which figure does not take into account those shareholders whose certificates are held in the name of broker-dealers or other nominees. Because there has been no established public trading market for the Company's securities, no trading history is presented herein.

    Of the Company's total outstanding shares, 1,029,500 shares may be sold, transferred or otherwise traded in the public market without restriction, unless held by an affiliate or controlling shareholder of the Company. For purposes of this registration statement a controlling shareholder is considered to be a person owning ten percent (10%) or more of the Company's total outstanding shares, or is otherwise an affiliate of the Company. Of these 1,029,500 shares, the Company has not identified any shares as being held by affiliates of the Company.

    A total of 200,500 shares are considered restricted securities and are presently held by affiliates and/or controlling shareholders of the Company. All of these 200,500 restricted shares are presently eligible for sale pursuant to Rule 144, subject to the volume and other limitations set forth under Rule 144. In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned restricted shares of the Company for at least one year, including any person who may be deemed to be an "affiliate" of the Company (as the term "affiliate" is defined under the Act), is entitled to sell, within any three-month period, an amount of shares that does not exceed the greater of (i) the average weekly trading volume in the Company's common stock, as reported through the automated quotation system of a registered securities association, during the four calendar weeks preceding such sale or (ii) 1% of the shares then outstanding. A person who is not deemed to be an "affiliate" of the Company and has not been an affiliate for the most recent three months, and who has held restricted shares for at least two years would be entitled to sell such shares without regard to the resale limitations of Rule 144. The balance of the outstanding restricted shares may not be sold or otherwise transferred unless pursuant to an effective registration statement under the Act, or an appropriate exemption therefrom.

    In October 1998, the Company issued an aggregate of 80,000 shares of common stock to a total of three persons for services rendered to the Company. These 80,000 shares are deemed restricted securities and may not be sold or otherwise transferred unless pursuant to an effective registration statement under the Act or in reliance upon an appropriate exemption from registration. These shares are not currently eligible to be sold under Rule 144.

    Available corporate records indicate that the Company has not previously filed a registration statement with the Commission.
In the absence of any evidence that the Company ever filed a registration statement with the Commission or with any other agency relating to the issuance of shares, it is concluded that all shares were issued as restricted securities. Available corporate records indicate that all of the Company's issued and outstanding shares of common stock were issued between 1988 and 1998 in various private, isolated transactions. The Company has relied upon the exemption provided by Section 4(2) of the Act in the issuance of all of its shares. No private placement memorandum was used in relation to the issuance of shares.

Dividend Policy

    The Company has not declared or paid cash dividends or made distributions in the past, and the Company does not anticipate that it will pay cash dividends or make distributions in the foreseeable future. The Company currently intends to retain and invest future earnings to finance its operations.

ITEM 2.  Legal Proceedings

    There are presently no material pending legal proceedings to which the Company or any of its subsidiaries is a party or to which any of its property is subject and, to the best of its knowledge, no such actions against the Company are contemplated or threatened.

ITEM 3.  Changes in and Disagreements With Accountants

    There have been no changes in or disagreements with accountants.

ITEM 4.  Recent Sales of Unregistered Securities

    On October 23, 1998, the Company issued an aggregate  of
80,000 shares of common stock to a total of three persons in exchange for services rendered to the Company. The shares were valued by the Company at $.02 per share. This issuance was not registered with the Commission because it was believed to be exempt form the registration requirements of the Act under Section 4(2) of
the Act.     The shares were issued in a private transaction not
involving a public offering or distribution. Those persons acquiring the shares were considered sophisticated investors and had personal knowledge of the operation of the Company and had access to material information regarding the Company.

ITEM 5.  Indemnification of Directors and Officers

         As permitted by the provisions of the Nevada Revised Statutes (the "NRS"), the Company has the power to indemnify any person made a party to an action, suit or proceeding by reason of the fact that they are or were a director, officer, employee or agent of the Company, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by them in connection with any such action, suit or proceeding if they acted in good faith and in a manner which they reasonably believed to be in, or not opposed to, the best interest of the Company and, in any criminal action or proceeding, they had no reasonable cause to believe their conduct was unlawful. Termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which they reasonably believed to be in or not opposed to the best interests of the Company, and, in any criminal action or proceeding, they had no reasonable cause to believe their conduct was unlawful.

    The Company must indemnify a director, officer, employee or agent of the Company who is successful, on the merits or otherwise, in the defense of any action, suit or proceeding, or in defense of any claim, issue, or matter in the proceeding, to which they are a party because they are or were a director, officer employee or agent of the Company, against expenses actually and reasonably incurred by them in connection with the defense.

    The Company may provide to pay the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding as the expenses are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that they are not entitled to be indemnified by the Company.

    The NRS also permits a corporation to purchase and maintain liability insurance or make other financial arrangements on behalf of any person who is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the corporation as a director, officer, employee or agent, of another corporation, partnership, joint venture, trust or other enterprise for any liability asserted against them and liability and expenses incurred by them in their capacity as a director, officer, employee or agent, or arising out of their status as such, whether or not the Company has the authority to indemnify them against such liability and expenses. Presently, the Company does not carry such insurance.

Transfer Agent

    The Company has designated Standard Registrar & Transfer
Company, Inc., 12528 South 1840 East, Draper, Utah 84020, as its transfer agent. The telephone number of the transfer agent is (801) 571-8844.

                             PART F/S

    The Company's financial statements for the fiscal years ended December 31, 1998 and 1997 have been examined to the extent indicated in their reports by Hansen, Barnett & Maxwell, independent certified public accountants, and have been prepared in accordance with generally accepted accounting principles and pursuant to Regulation S-B as promulgated by the Securities and Exchange Commission and are included herein in response to Item 15
of this Form 10-SB.    Unaudited financial statements for the
period ended March 31, 1999 have been prepared by the Company.






                         JAGUAR INVESTMENTS, INC.
                     (A Development Stage Enterprise)




              REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
                                    AND
                           FINANCIAL STATEMENTS




                        December 31,  1998 and 1997
                    and for the Cumulative Period from
          Inception (October 28, 1987) through December 31, 1998







                         JAGUAR INVESTMENTS, INC.
                     (A Development Stage Enterprise)




            REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
                                    AND
                           FINANCIAL STATEMENTS




                        December 31,  1998 and 1997
                    and for the Cumulative Period from
          Inception (October 28, 1987) through December 31, 1998




                     JAGUAR INVESTMENTS, INC.
                 (A Development Stage Enterprise)


                        TABLE OF CONTENTS


                                                                 Page

Report of Independent Certified Public Accountants                 1

Financial Statements:

     Balance Sheet - December 31, 1998                             2

     Statement of Operations for the Years Ended December 31,
      1998 and 1997 and for the Cumulative Period from October
      28, 1987 (Date of Inception)  through December 31, 1998      3

     Statements of Stockholders' Equity for the Cumulative Period from October 28, 1987 (Date of Inception) through December
       31, 1996 and for the years ended December 31, 1997 and 1998 4

     Statements of Cash Flows for the Years Ended December 31,
       1998 and 1997 and for the Cumulative Period from October 28,
       1987 (Date of Inception) through December 31, 1998          5

Notes to Financial Statements                                      6





HANSEN, BARNETT & MAXWELL
      A Professional Corporation
     CERTIFIED PUBLIC ACCOUNTANTS

                                                      (801) 532-2200
   Member of AICPA Division of Firms                Fax (801) 532-7944
            Member of SECPS                     345 East Broadway, Suite 200
Member of Summit International Associates     Salt Lake City, Utah 84111-2693



        REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


To the Board of Directors and Stockholders
Jaguar Investments, Inc.

We have audited the accompanying balance sheet of Jaguar Investments, Inc. (a development stage enterprise) as of December 31, 1998 and the related statements of operations, stockholders' equity, and cash flows for the years ended December 31, 1998 and 1997 and for the cumulative period from October 28, 1987 (date of inception) through December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Jaguar Investments, Inc. as of December 31, 1998 and the results of its operations and its cash flows for the years ended December 31, 1998 and 1997 and for the cumulative period from October 28, 1987 (date of inception) through December 31, 1998, in conformity with generally accepted accounting principles.



                                       HANSEN, BARNETT & MAXWELL

Salt Lake City, Utah
January 30, 1999

                       JAGUAR INVESTMENTS, INC.
                   (A Development Stage Enterprises)
                             BALANCE SHEET
                           DECEMBER 31, 1998


                                ASSETS
Current Assets
  Cash                                                 $     2,540
Total Assets                                           $     2,540

                 LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities                                    $      -

Stockholders' Equity
  Common stock   $0.001 par value; 20,000,000 shares
   authorized;  1,390,000 shares issued and outstanding      1,390
  Additional paid-in capital                                 2,780
  Deficit accumulated during the development stage          (1,630)

                      Total Stockholders' Equity             2,540

Total Liabilities and Stockholders' Equity              $    2,540


                       JAGUAR INVESTMENTS, INC.
                   (A Development Stage Enterprise)
                       STATEMENTS OF OPERATIONS

                                                              Cumulative From
                                                              October 28, 1987
                                            For the Years    (Date of Inception)
                                          Ended December 31,      through
                                          1998          1997  December 31, 1998

Revenue                              $     -        $    -         $    -

General and administrative expenses         365            85          1,630

Net Loss                              $    (365)    $     (85)     $  (1,630)

Basic Loss Per Share                  $   (0.00)    $   (0.00)     $   (0.00)

Weighted Average Number of Shares
 Outstanding                          1,325,123     1,310,000      1,039,850


                       JAGUAR INVESTMENTS, INC.
                   (A Development Stage Enterprise)
                  STATEMENTS OF STOCKHOLDERS' EQUITY
        FOR THE PERIODS ENDED DECEMBER 31, 1996, 1997 AND 1998


                                                              Deficit
                                                            Accumulated Total
                                                 Additional During the  Stock-
                                    Common Stock   Paid-In  Development holders'
                                   Shares   Amount Capital     Stage    Equity

Shares issued for cash, July 29,
1988, $0.02 per share               300,000  $  300  $  600   $  -      $  900

Shares issued for cash, February
10, 1989, $0.02 per share           420,000     420     840      -       1,260

Shares issued to Directors for
services, July 27, 1990,
$0.02 per share                       2,000       2       4      -           6

Shares issued for cash,
March 15, 1991, $0.02 per share     350,000     350     700      -       1,050

Shares issued to Directors for
services, July 26, 1991,
$0.02 per share                       2,500       2       5      -           7

Shares issued for cash,
May 8, 1992, $0.02 per share        230,000     230     460      -         690

Shares issued for services,
July 17, 1992, $0.02 per share        3,500       4       7      -          11

Shares issued to Directors
for services, July 16, 1993,
$0.02 per share                       2,000       2       4      -           6

Net loss for the cumulative period
October 28, 1987 through
December 31, 1996                      -       -        -      (1,180)  (1,180)

Balance - December 31, 1996       1,310,000   1,310    2,620   (1,180)   2,750

Net loss for the year ended
December 31, 1997                      -       -        -         (85)     (85)

Balance - December 31, 1997       1,310,000   1,310    2,620   (1,265)   2,665

Shares issued for services,
October 23, 1998, $0.02 per share    80,000      80      160     -         240

Net loss for the year ended
December 31, 1998                      -       -        -        (365)    (365)

Balance - December 31, 1998       1,390,000 $ 1,390  $ 2,780  $(1,630) $ 2,540




                       JAGUAR INVESTMENTS, INC.
                   (A Development Stage Enterprise)
                       STATEMENTS OF CASH FLOWS



                                                              Cumulative From
                                                              October 28, 1987
                                              For the Years  (Date of Inception)
                                            Ended December 31,    through
                                              1998      1997   December 31, 1998
Cash Flows from Operating Activities
  Net loss                                $   (365)  $    (85)   $ (1,630)
  Stock issued for services                    240       -            270

    Net Cash Used In Operating
     Activities                               (125)       (85)     (1,360)

Cash Flows From Financing Activities
  Proceeds from issuance of common stock      -          -          3,900

Net Cash Provided by Financing
  Activities                                  -          -          3,900

Net incease (Decrease) in Cash and
  Cash Equivalents                            (125)      (85)       2,540

Cash and Cash Equivalents at Beginning
  of Year                                    2,665     2,750         -

Cash and Cash Equivalents at End of Year   $ 2,540   $ 2,665      $ 2,540


NOTE 1 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization - Jaguar Investments, Inc. (Company), is a Nevada corporation incorporated October 28, 1987. The Company currently has no operations and is considered a development stage enterprise which has been seeking a merger or acquisition.

Cash and Cash Equivalents - Cash equivalents include highly liquid short-term investments with original maturities of three months or less, readily convertible to known amounts of cash.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Comprehensive Income - In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, Reporting Comprehensive Income, and was adopted for the years ended December 31, 1998 and 1997. The Company had no items that could be considered comprehensive income. This statement expands or modifies disclosures and had no impact on the Company's financial position, results of operations or cash flows.

Basic and Diluted Loss Per Common Share - In the fourth quarter 1998, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 128, Earnings Per Share. Under SFAS 128, loss per common share is computed by dividing net loss available to common stockholders by the weighted-average number of common shares outstanding during the period. Diluted loss per share reflects the potential dilution which could occur if all contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock. In the Company's present position, diluted loss per share is the same as basic loss per share.

NOTE 2 INCOME TAXES

The components of the net deferred tax asset as of December 31, 1998 are as follows:

      Tax Net Operating Loss Carryforward     $  1,630
      Valuation Allowance                       (1,630)

      Net Deferred Tax Asset                  $   -

During the years ended December 31, 1998 and 1997, the valuation allowance increased $136 and $32, respectively.

As of December 31, 1998 the Company had net operating loss carry forwards for federal income tax reporting purposes of $1,630, which will expire beginning in 2004.


The following is a reconciliation of the income tax at the federal statutory tax rate with the provision of income taxes for the years ended December 31:

                                                  1998        1997

   Income tax benefit at statutory rate (34%)  $  (124)     $  (29)
   Change in valuation allowance                   136          32
   State benefit net of federal tax                (12)         (3)

   Provision for Income Taxes                  $  -         $ -
















                     JAGUAR INVESTMENTS, INC.

                       FINANCIAL STATEMENTS
                           (UNAUDITED)

            FOR THE THREE MONTHS ENDED MARCH 31, 1999











                    JAGUAR INVESTMENTS, INC.
                 (A Development Stage Company)
                         Balance Sheets

                             ASSETS

                                                    March 31,    December 31,
                                                      1999           1998
                                                  (Unaudited)

CURRENT ASSETS

 Cash                                                $     93     $  2,540

  Total Current Assets                                     93        2,540

  TOTAL ASSETS                                       $     93     $  2,540


         LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES

 Accounts payable                                    $    199      $  -

  Total Current Liabilities                               199         -

  TOTAL LIABILITIES                                       199         -

STOCKHOLDERS' EQUITY (DEFICIT)

 Common stock: 20,000,000 shares authorized
  of $0.001 par value, 1,390,000 shares issued
  and outstanding                                       1,390        1,390
 Additional paid-in capital                            10,280        2,780
 Deficit accumulated during the development stage     (11,776)      (1,630)

  Total Stockholders Equity (Deficit)                    (106)       2,540

  TOTAL LIABILITIES AND STOCKHOLDERS'
   EQUITY (DEFICIT)                                  $     93      $ 2,540


                    JAGUAR INVESTMENTS, INC.
                 (A Development Stage Company)
                    Statements of Operations
                          (Unaudited)

                                                           From
                                                        Inception on
                                     For the             October 28,
                               Three Months Ended        1987 Through
                                    March 31,            March 31,
                               1999           1998         1999

REVENUES                    $    -        $    -        $    -

EXPENSES                      (10,146)          (91)      (11,776)

NET LOSS                    $ (10,146)    $     (91)    $ (11,776)

BASIC LOSS PER SHARE OF
 COMMON STOCK               $   (0.01)    $   (0.00)



                          JAGUAR INVESTMENTS, INC.
                        (A Development Stage Company)
                Statements of Stockholders' Equity (Deficit)

                                                                       Deficit
                                                                     Accumulated
                                                          Additional  During the
                                        Common Stock        Paid-In  Development
                                      Shares     Amount     Capital     Stage


At inception on October 28, 1987         -      $   -      $   -      $   -

Common stock issued for cash,
 July 29, 1988, $0.02 per share       300,000        300        600       -

Common stock issued for cash,
 February 10, 1989, $0.02 per share   420,000        420        840       -


Common stock issued to Directors
 for services, July 27, 1990, $0.02
 per share                              2,000          2          4       -

Common stock issued for cash,
 March 15, 1991, $0.02 per share      350,000        350        700       -


Common stock issued to Directors
 for services, July 26, 1991, $0.02
 per share                              2,500          2          5       -

Common stock issued for cash,
 May 8, 1992, $0.02 per share         230,000        230        460       -

Common stock issued for services,
 July 17, 1992, $0.02 per share         3,500          4          7       -

Common stock issued to Directors
 for services, July 16, 1993, $0.02
 per share                              2,000          2          4       -

Net loss for the cumulative period
 October 28, 1987 through December
 31, 1996                                -          -          -        (1,180)

Balance, December 31, 1996          1,310,000      1,310      2,620     (1,180)

Net loss for the year ended
 December 31, 1997                       -          -          -           (85)

Balance, December 31, 1997          1,310,000   $  1,310   $  2,620    $ (1,265)



                         JAGUAR INVESTMENTS, INC.
                       (A Development Stage Company)
         Statements of Stockholders' Equity (Deficit) (Continued)

                                                                      Deficit
                                                                    Accumulated
                                                         Additional  During the
                                        Common Stock       Paid-In  Development
                                     Shares     Amount     Capital     Stage

Balance, December 31, 1997         1,310,000   $ 1,310    $  2,620   $ (1,265)

Common stock issued for services,
 October 23, 1998, $0.02 per share    80,000        80         160       -

Net loss for the year ended
 December 31, 1998                      -         -           -          (365)

Balance, December 31, 1998         1,390,000     1,390       2,780     (1,630)

Contributed capital (unaudited)         -         -          7,500       -

Net loss for the three months
 ended March 31, 1999 (unaudited)       -         -           -       (10,146)

Balance, March 31, 1999
 (unaudited)                       1,390,000   $ 1,390    $ 10,280   $(11,776)



                    JAGUAR INVESTMENTS, INC.
                 (A Development Stage Company)
                    Statements of Cash Flows
                          (Unaudited)

                                                                    From
                                                                 Inception on
                                                   For the        October 28,
                                            Three Months Ended   1987 Through
                                                  March 31,        March 31,
                                              1999        1998       1999

CASH FLOWS FROM OPERATING
 ACTIVITIES

 Net loss                                 $ (10,146)   $   (91)   $ (11,776)
 Adjustments to reconcile net loss to
  net cash used by operating activities:
 Contributed capital for expenses             7,500       -           7,500
 Stock issued for services                     -          -             270
 Increase (decrease) in accounts
  payable                                       199       -             199

  Net Cash Used by Operating Activities      (2,447)       (91)      (3,807)

CASH FLOWS FROM INVESTING
 ACTIVITIES                                    -          -            -

CASH FLOWS FROM FINANCING
 ACTIVITIES

 Issuance of common stock for cash             -          -           3,900

  Net Cash Provided by Financing
   Activities                                  -          -           3,900

NET INCREASE (DECREASE) IN CASH              (2,447)       (91)          93

CASH AT BEGINNING OF PERIOD                  2,540       2,665         -

CASH AT END OF PERIOD                      $    93     $ 2,574     $     93

CASH PAID FOR:

 Interest                                  $  -        $  -        $   -
 Income taxes                              $  -        $  -        $   -

NON-CASH FINANCING ACTIVITIES

 Contributed capital for expenses          $ 7,500     $  -        $  7,500
 Common stock issued for services          $  -        $  -        $    270



                    JAGUAR INVESTMENTS, INC.
                 (A Development Stage Company)
               Notes to the Financial Statements
                         March 31, 1999

NOTE 1 - ORGANIZATION AND HISTORY

        The Company was incorporated on October 28, 1987 under the laws of the State of Nevada. The Company currently has no operations and is considered a development stage company which is seeking a merger or acquisition by an operating company.

        a. Accounting Method

        The Company's financial statements are prepared using the accrual method of accounting. The Company has elected a calendar year end.

        b. Cash and Cash Equivalents

        Cash equivalents include short-term, highly liquid investments with maturities of three months or less at the time of acquisition.

        c. Basic Loss Per Share

        The computations of basic loss per share of common stock are based on the weighted average number of shares outstanding at the date of the financial statements.

        d. Provision for Taxes

        At March 31, 1999, the Company had net operating loss carryforwards of approximately $11,000 that may be offset against future taxable income through 2014. No tax benefit has been reported in the financial statements, because the Company believes there is a 50% or greater chance the carryforwards will expire unused. Accordingly, the potential tax benefits of the loss carryforwards are offset by a valuation account of the same amount.

        e. Estimates

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

        f. Unaudited Financial Statements

        The accompanying unaudited financial statements include all of the adjustments which, in the opinion of management, are necessary for a fair presentation. Such adjustments are of a normal, recurring nature.



                     JAGUAR INVESTMENTS, INC.
                  (A Development Stage Company)
                Notes to the Financial Statements
                          March 31, 1999

NOTE 2 - GOING CONCERN

        The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company does not have significant cash or other material assets, nor does it have an established source of revenues sufficient to cover its operating costs and to allow it to continue as a going concern. It is the intent of the Company to seek a merger with an existing, operating company. Until that time, shareholders of the Company have committed to meeting its minimal operating needs.


                                 PART III

ITEM 1.  Index to Exhibits

The following exhibits are filed with this Registration Statement:

Exhibit No.                 Exhibit Name

   3.1*     Articles of Incorporation and Amendments thereto
   3.2*     By-Laws of Registrant
   4.*      See Exhibit No. 3.1, Articles of Incorporation,
            Article IV
  27.       Financial Data Schedule
________________
    *        Previously filed

ITEM 2.   Description of Exhibits

    See Item I above.



                                SIGNATURES

    In accordance with Section 12 of the Securities and Exchange
Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly organized.


                                   JAGUAR INVESTMENT, INC.
                                          (Registrant)



Date: July 14, 1999                By:  /S/ James R. Glavas
                                        James R. Glavas
                                        President, Chief Executive
                                        Officer and Director